SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                             Douglas A. P. Hamilton
                     1114 Avenue of the Americas, 31st Floor
                            New York, New York 10036
                                  (212)389-2712
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 144577 10 3
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Douglas A.P. Hamilton

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                7   SOLE VOTING POWER

                    533,011 shares (114,506 are issuable upon the exercise of certain options and warrants)

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                8   SHARED VOTING POWER
  NUMBER OF
   SHARES           0 shares
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSONS
   WITH             533,011 shares (114,506 are issuable upon the exercise of
                    certain options and warrants)

                ----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER

                    0 Shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    533,011 shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.88%

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14  TYPE OF REPORTING PERSON*

    IN

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                                       2

INTRODUCTORY NOTE.

              This Amendment No. 8 to Schedule 13D is being filed on behalf Douglas A. P. Hamilton ("Mr. Hamilton") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 filed on September 9, 1997, Amendment No. 2 filed on November 21, 1997, Amendment No. 3 filed on January 15, 1998, Amendment No. 4 filed on January 3, 2000, Amendment No. 5 filed on April 10, 2002, Amendment No. 6 filed on December 11, 2003 and Amendment No. 7 filed on April 5, 2004 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 5.       Interest in Securities of the Issuer.

                  Mr. Hamilton beneficially owns an aggregate of 533,011 shares of Common Stock (approximately 2.88% of the 18,515,559 shares deemed to be outstanding as of March 31, 2004 (consisting of 18,401,053 shares of Common Stock currently outstanding and 114,506 shares of Common Stock that can be acquired through the exercise of options and warrants within 60 days of March 31, 2004)). Mr. Hamilton is among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P. (the "Partnership"), which beneficially owns 395,960 shares of Common Stock. Certain trusts established for the benefit of Mr. Hamilton's children (the "Trusts") beneficially own 78,648 shares of Common Stock. Mr. Hamilton disclaims beneficial ownership of the Common Stock held by the Partnership and the Trusts. As described under Item 6, as a result of Mr. Hamilton's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Hamilton. As of April 21, 2004, Mr. Hamilton may no longer be deemed to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Effective April 21, 2004, the Shareholders Agreement dated December 15, 1999 by and among the Company, Mr. Hamilton and certain other shareholders named therein, and the Shareholders Agreement dated February 20, 2002 by and among the Company, Mr. Hamilton and certain other shareholders named therein, were each amended so that each of Mr. Hamilton, Paul B. Loyd Jr. and DAPHAM Partnership, L.P. ceased to be party to these shareholders agreements. The parties to the shareholders agreements could have been deemed to form a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of Mr. Hamilton's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to Mr. Hamilton.


Item 7.       Material to be Filed as Exhibits.

         Exhibit 32 First Amendment to Shareholders Agreement dated as of December 15, 1999 by and among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr., and DAPHAM Partnership, L.P. dated as of April 21, 2004 (incorporated herein by reference to Exhibit 32 to the Schedule 13D/A of Paul
                           B. Loyd, Jr. dated April 21, 2004).

         Exhibit 33 First Amendment to Shareholders Agreement dated as of February 20, 2002 by and among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. dated as of April 21, 2004 (incorporated herein by reference to Exhibit 33 to the Schedule 13D/A of Paul B. Loyd, Jr. dated April 21, 2004).

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2004.


                                         /s/ Douglas A.P. Hamilton
                                         --------------------------
                                         Douglas A. P. Hamilton